November 8, 2006

Mr. Kin Shing Li
Chief Executive Officer
Great Wall Acquisition Corporation
660 Madison Avenue, 15th Floor
New York, New York 10021

RE: **Great Wall Acquisition Corporation**
        Registration Statement on Form S-4
        Amendment 4 Filed October 20, 2006
        File No. 333-134098

        Form 10-KSB for the period ending December 31, 2005
        File No: 000-50550

Dear Mr. Li:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please note, though accounting comments have not been included in this letter, they will follow at the earliest practicable date. We ask that your response letter and amendment address both legal and accounting comments at the same time and not in separate submissions.

General

1. Please provide more information with regard to the structure of the tender offer to be made to the ChinaCast security holders. It remains unclear whether the tender offer will comply with the requirements of Regulation 14E, including Rules 14e-1 and 14e-5. For example, Rule 14e-5 prohibits a bidder from acquiring subject securities other than pursuant to the tender offer from the time of announcement of the offer until the tender offer expires. In this regard, we note from the "Questions and Answers" section that Great Wall may seek to acquire shares in private purchases. To the extent you intend to rely on an exemption from the tender offer rules based on the level of U.S. ownership of the ChinaCast subject securities, please advise. See, for example, Rule 14d-1(c) and 14e-5(b)(10).

2. We reissue comment one from our letter of October 5, 2006. We note your response that the amendment filed does not reflect any changes based on such comment but that you will promptly file an additional amendment reflecting changes, including a reduction of the number of shares to be registered under the registration statement and/or a change in form from a Form S-4 to the filing of a Schedule 14A. In responding to our comment, you should provide information regarding the identity of the holders who have executed such letters, noting whether they are directors, officers or substantial security holders. See Section VIII.A.9 of the Division of Corporation Finance's Current Issues and Rulemaking Projects Outline (November 14, 2000) available at www.sec.gov.

   The staff notes that a majority of the holders of the ordinary shares of ChinaCast have entered into letters of understanding with the company in both September of 2005 and June of 2006 which obligate such shareholders to exchange their ordinary shares in ChinaCast for shares of common stock of the company. Discuss the legal consequences of the possibility that by entering into these letters of understanding such shareholders may have made investment decisions. We may have further comment.

3. We reissue comment four from our letter of October 5, 2006.

   We note your October 20, 2006 response that you intend to make one filing to cover all statements made in every filing since you first asserted that ChinaCast is a leading provider of e-learning content but, as of the date of this letter, over four months after the Staff initially issued this comment and over one month after the

Staff reissued the comment in its letter with respect to your third amendment, you still have not done so. As previously indicated by the Staff, the assertion that ChinaCast is a leading provider of content was made by Great Wall Acquisition Corporation as early as September 13, 2005, over thirteen months ago, and the Staff views Great Wall's '34 Act reporting obligations seriously.

Accordingly, and in order to match the removal of such disclosure from your registration statement, amend each filing made by Great Wall Acquisition Corporation that contains statements to the effect that ChinaCast "is one of the leading providers of e-learning services and content" in China <u>from the date such assertion was first made by Great Wall until the present date</u>. We may have further comment.

4. We note your response to comments five and 13 from our letter of October 5, 2006, as well as your added disclosure on page four of the registration statement that "any potential securities law claims would be immaterial" since Great Wall "stockholders had the opportunity to convert their shares into cash…and were informed of their possible right to rescind their purchase of Great Wall shares."

The Staff additionally notes that:

- rescission liability could potentially involve a greater recovery by Great Wall shareholders than that afforded by the lesser amount provided by the company's conversion offer,

- the statute of limitations for rescission claims by Great Wall shareholders does not appear to have passed,

- the proxy circulated by Great Wall at the time of proposing the Extension Amendment does not appear to assert the position you now take in your response to comment 13 ("we believe as a matter of law, shareholders who voted in favor of the extension would be unsuccessful in prosecuting securities law claims against us with respect to the amendment of our charter"), and

- Section 14 of the Securities Act of 1933 states that: "[a]ny condition, stipulation, or provision binding any person acquiring any security to waive compliance with any provision of this title or of the rules and regulations of the Commission shall be void."

Accordingly, please provide the basis for your disclosure on page four that "(ii) their original investments plus interest would be returned to stockholders in the event the Company is liquidated and dissolved or upon their election to convert their shares, and (iii) their damages in respect of a securities law claim should not exceed such liquidation or conversion payment."

In the absence of providing such additional disclosure, please disclose an alternate basis for your assertion that "any potential securities law claims would be immaterial" since Great Wall "stockholders had the opportunity to convert their shares into cash…and were informed of their possible right to rescind their purchase of Great Wall shares."

5. We reissue comments five and 13 from our letter of October 5, 2006. We note your response that "because we believe as a matter of law, shareholders who voted in favor of the extension would be unsuccessful in prosecuting securities law claims against us with respect to the amendment of our charter, we have taken no reserve for any potential claims. In response to the Staff's comment we have added additional disclosure reflecting the foregoing to page 4."

The staff is unable to locate the additional disclosure to be provided by the company reflecting this statement. In addition, since you have asserted such reason to be the basis for not providing a reserve for potential claims, please indicate whether an opinion of counsel has been or will be issued as to the legal conclusions set forth in the prospectus, and if so, please include a copy of such an opinion for the staff's review and comment. We may have further comment.

6. Since you have asserted to the Staff your belief that "as a matter of law, shareholders who voted in favor of the extension would be unsuccessful in prosecuting securities law claims against [Great Wall] with respect to the amendment of [its] charter" please disclose in your registration statement whether the company, its counsel, or any of its representatives has made such assertion to any other party.

7. We reissue comment eight from our letter of October 5, 2006, which was a reissue of comment nine from our letter of June 30, 2006. We note your response that you have added the requested disclosure on page 31 but we can locate no disclosure with respect to Great Wall's accounting and audit fees. Please revise your registration statement to include such disclosure.

8. We note your response to comment 12 from our letter of October 5, 2006 and the disclosure added to your registration statement:

"As Great Wall cannot utilize ChinaCast's cash to pay ChinaCast's shareholders electing the Cash Offer, Great Wall is in discussions with DBS with respect to a standby credit facility to provide sufficient funds to pay all of ChinaCast shareholders electing the Cash Offer. As certain fees would apply immediately upon entering into definitive arrangements regarding such a credit facility, Great Wall does not expect to do so until immediately prior to commencing the Offer, although it currently believes that such facility will be available to it at that time. If it were not, we would not be able to complete the offer unless alternative arrangements were made." (emphasis added)

Since you are unable to guarantee the consummation of the ChinaCast acquisition even in the case of shareholder approval, it would appear that the proposed changes to your Articles of Incorporation with respect to amending your business combination provisions and the dissolution of the company could take affect even if the ChinaCast acquisition transaction were not consummated.

Please provide a detailed legal analysis with respect to the extent to which the Extension Proxy filed on March 21, 2006 disclosed that the business combination procedures and commitment to dissolve were subject to change in the event the ChinaCast acquisition were not consummated. We may have further comment.

9. Please file the form of Proxy Card to be supplied to Great Wall shareholders.

10. On page 32, you make reference to the company as a leading provider of e services content. Please revise or advise.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or Mike Karney, who supervised the review of your filing, at (202) 551-3847.

        Sincerely,

        John Reynolds
        Assistant Director

cc: Mitchell S. Nussbaum (by facsimile)
   (212) 407-4990